Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

November 20, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: John Dana Brown

Re:	Schultze Special Purpose Acquisition Corp. Draft Registration Statement on Form S-1 Submitted October 9, 2018 CIK No. 0001754824

Dear Mr. Brown:

On behalf of Schultze Special Purpose Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated November 5, 2018 (the “Comment Letter”), from the Division of Corporation Finance, Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on October 9, 2018 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Draft Registration Statement submitted October 9, 2018

The Offering, page 6

1.	Please discuss here that the warrant agreement requires the approval by the holders of at least 50% of the then outstanding warrants, including the private placement warrants, in order to make any change that adversely affects the interests of the registered holders, which represents 19.7% of the public warrants.

Response: The Company has revised the disclosure on page 16 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

November 20, 2018

2.	In your conflicts of interest discussion on page 15 please disclose that your amended and restated certificate of incorporation will provide that you renounce your interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of your company.

Response: The Company has revised the disclosure on page 15 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 18

3.	Please add a risk factor describing the risk that the low acquisition cost of the founders’ shares creates an economic incentive whereby your chairman could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. We note that you have risk factor disclosure addressing the separate risk that the founder shares will be worthless if you do not complete an initial business combination.

Response: The Company has added a risk factor on page 25 of the Registration Statement in response to the Staff’s comment.

Proposed Business

Fair Market Value of Target Business, page 54

4.	Please revise your disclosure throughout the prospectus to clarify, if true, that the 80% fair market value requirement would no longer apply if you are delisted from NASDAQ.

Response: The Company supplementally advises the Staff that the 80% fair market value requirement will be included in the Company’s amended and restated certificate of incorporation, and therefore would apply even if the Company were delisted from NASDAQ.

Description of Securities

Warrants

Public Stockholders’ Warrants, page 79

5.	Please clarify here the “specified period” following the consummation of your initial business combination during which cashless exercises might occur if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective.

Response: The Company has revised the disclosure on page 79 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

November 20, 2018

General

6.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide to the Staff, in care of Mr. Brown, a copy of the presentation that has been used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written communications have been presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act.

7.	We note disclosure on pages 36 and 82 of your prospectus that your amended and restated certificate of incorporation contains a forum selection provision naming the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including “derivative actions.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the forum selection provision in its amended and restated certificate of incorporation will not apply to suits to enforce a duty or liability created by the Securities Exchange Act of 1934, and that the provision will provide that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. The Company has revised its disclosure on pages 36 and 82 of the Registration Statement accordingly.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Schultze Special Purpose Acquisition Corp. Alan I. Annex, Esq.